<LOGO OF BIC CORPORATION>
NEWS RELEASE

FOR IMMEDIATE RELEASE                        Contact:  Linda K. Kwong
---------------------                                  (203) 783-2049



                BIC CORPORATION ANNOUNCES FORMATION OF SPECIAL
                COMMITTEE TO CONSIDER PARENT'S BUY-OUT PROPOSAL


Milford, CT -- May 23, 1995 -- BIC Corporation (NYSE:BIC) today announced that its Board of Directors had met and appointed a special committee consisting of three independent directors to evaluate the buy-out proposal made last week by BIC's French parent, Societe BIC S.A.

Under the proposal, Societe BIC would acquire in a cash merger the 5,254,396 shares of BIC Corporation common stock not currently owned by Societe BIC or members of the Bich family for $36.50 per share. The proposed acquisition, which has an aggregate value of approximately $192 million, is subject, among other conditions, to approval by BIC Corporation's Board of Directors.

The BIC Corporation Board of Directors noted that no assurance could be given as to whether or not any transaction will occur or as to the timing or terms of any transaction.